Skadden, Arps, Slate, Meagher & Flom llp

 Four Times Square

DIRECT DIAL 212-735-2482 DIRECT FAX 917-777-2482 EMAIL ADDRESS steven.grigoriou@SKADDEN.COM	New York 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 20, 2013

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Dominic Minore

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCP Capital Corp.
Preliminary Proxy Statement Filed on March 7, 2013
(the "Proxy Statement")

Dear Mr. Minore:

We are in receipt of oral comments provided by you on March 15, 2013 regarding TCP Capital Corp.'s (the "Company") preliminary proxy statement filed on March 7, 2013.

The Company has considered these comments and has authorized us to make on its behalf the responses and amendments to the Proxy Statement discussed below. For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Company uses in the Proxy Statement.

Comment 1: Please submit the proxy card as correspondence prior to filing the Company's definitive proxy statement.

Response: Correspondence was filed on March 18, 2013 with the proxy card for each of the Company and Special Value Continuation Partners, LP ("SVCP").

Securities and Exchange Commission

March 20, 2013

Comment 2: On page 8, for Proposals I and II, please confirm that that all the required disclosure pursuant to Section 22(b)(11) of Schedule 14A is included in the Proxy Statement.

Response: The Company confirms that all of the disclosures required by Item 22(b)(11) of Schedule 14A are included in the Proxy Statement.

Comment 3: On page 17, please either delete the sentence beginning with, "We believe that our proposal complies with the guidelines of the leading independent….." or disclosed back-up information for the factual statements in the sentence.

Response: The Company has included disclosure supporting the factual statements in the sentence.

Comment 4: On pages 19 and 24, Please add "and Risk Factors" to the sub-headings "Key Stockholder Considerations."

Response: The requested disclosure has been included.

Comment 5: On page 19, after the sentence that begins with "It should be noted that the maximum number of shares salable below NAV on any given date…," please state, if true, that there is no limit to the number of times the Company may sell shares below NAV. Please also state that no further authorization from stockholders will be solicited even if dilution for such offerings is significant.

Response: The requested disclosure has been included.

Comment 6: On page 20, please reverse the order of the first two paragraphs on that page.

Response: The requested revision has been made.

Comment 7: On page 20, please state that the Company intends to offer shares of common stock in the near future and the approximate number of shares, if true.

Response: The requested disclosure has been included.

Comment 8: On page 21, please disclose that existing shareholders will indirectly be impacted by any offering expenses.

Response: The requested disclosure has been included on page 19, and the impact of the offering expenses is expressly included in the examples.

Securities and Exchange Commission

March 20, 2013

Comment 9: On page 23, please confirm that all of the required disclosure pursuant to Item 11 of Schedule 14A is included in the Proxy Statement.

Response: The Company confirms that all of the disclosures required by Item 11 of Schedule 14A are included in the Proxy Statement.

Comment 10: On page 23, under the sub-heading "Background and Reasons for the Proposal," please disclose how the Company intends to issue warrants, options or other rights to subscribe to the Company's shares of common stock.

Response: The requested disclosure has been included.

Comment 11: On page 23, under sub-heading "Conditions to Issuance," please disclose in plain English what is meant by "(i)f such securities are accompanied by other securities when issued…"

Response: The requested disclosure has been included.

Comment 12: On page 24, please clarify, if true, that there is no limit to dilution if the exercise price for such securities are below net asset value. Please also disclose, if true, that there is no limit on the number of offerings of such securities.

Response: The requested disclosure has been included.

Comment 13: On page 24, under the sub-heading "Key Stockholder Considerations," please disclose that existing shareholders will indirectly be impacted by any offering expenses of such securities and any expenses of maintaining and servicing such convertible securities issued by the Company. Also, please make the cross-reference in the paragraph bold.

Response: The requested disclosure has been included.

Comment 14: On page 24, please add "even in the event that such issuance is significantly dilutive" to the end of the sentence beginning with "If this proposal is approved, no further authorization…"

Response: The requested disclosure has been included.

Comment 15: On page 26, please confirm the required disclosure pursuant to Item 13 of Schedule 14A is included in the Proxy Statement.

Response: The Company confirms that all of the disclosures required by Item 13 of Schedule 14A are included in the definitive Proxy Statement.

Comment 16: Please conform the proposal numbering between the Proxy statement and the proxy card.

Response: The Proxy Statement has been revised to conform the proposal numbering with the numbering on the proxy card.

Comment 17: On page 25, please include disclosure about the potentially dilutive impacts of issuing warrants, options or other rights to subscribe for, convert to, or purchase shares of TCPC common stock that do not include an adjustment feature for reverse stock splits.

Response: The requested disclosure has been included.

Securities and Exchange Commission

March 20, 2013

"Tandy" Representation

With respect to the Proxy Statement, each of the Company and SVCP hereby acknowledges the following:

The disclosure in the filing is the responsibility of each of the Company and SVCP. Each of the Company and SVCP acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement and staff comments or changes in response to staff comments in the proposed disclosure in the Proxy Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. Each of the Company and SVCP also represents to the Securities and Exchange Commission (the "Commission") that the Commission is not foreclosed from taking any action with respect to the filing and each of the Company and SVCP represents that it will not assert the staff's review of the preliminary Proxy Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (416) 777-4727 or Richard T. Prins at (212) 735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq

cc:	Richard T. Prins, Esq.
Michael K. Hoffman, Esq.